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                                                                    EXHIBIT 99.1


Buck Consultants
500 Plaza Drive
Secaucus, New Jersey 07096-1533

March 28, 2002

Ms. Lynn Seymour
The Gillette Company
Prudential Tower Building
Boston, MA 02199

Dear Lynn:

Regrettably, as of this date, we are unable to provide your auditors with a SAS 70 report for your plan, The Gillette Company Global Employee Stock Ownership Plan, that we understand they need in order to render an opinion on the financial statements of the plan. At your request, within the next two weeks, we intend to provide your auditors with additional records and documents as necessary to enable them to render an opinion on the plan's financial statement and allow you to file the 11-K by April 15, 2002.


Very Truly Yours,


/s/  Susan Freedman

Susan Freedman
Principal and Administrative Consultant